RECAPTURIT INC.

FINANCIAL

STATEMENTS

For the fiscal year ended December 31, 2022 and

2023 (Unaudited)

RECAPTURIT INC.
BALANCE SHEETS

	Total		
	Recapturit Inc	**Recapturit Inc**	**Recapturit LLC**
	As of Dec 31, 2023	**May 18, 2022 to Dec 31, 2022**	**January 1, 2022 to May 17, 2022**
ASSETS			
Current Assets			
Total Bank Accounts	$ 11,890.42	$ 3,252.89	$ 38,233.34
Other Current Assets			
Total Current Assets	$ 11,890.42	$ 3,252.89	$ 38,404.09
TOTAL ASSETS	$ 11,890.42	$ 3,252.89	$ 38,404.09
LIABILITIES AND SHAREHOLDERS EQUITY			
Current Liabilities			
Total Credit Cards	$ 5,706.56	$ 1,895.74	$ 9,381.16
Total Current Liabilities	$ 5,706.56	$ 1,895.74	$ 93,495.16
Total Long-term loans from shareholders	$ 95,691.25	$ 99,936.09	$ 0.00
Total Long-Term Liabilities	$ 95,691.25	$ 99,936.09	$ 0.00
Total Liabilities	$ 101,397.81	$ 101,831.83	$ 93,495.16
SHAREHOLDERS' EQUITY			
Total Member Contributions			209,156.38
Common stock	370,789.15	315,729.00	
We Funder Stock	54,551.00		
Total Common stock	$ 425,340.15	$ 315,729.00	$ 209,156.38
Opening balance equity	-67,656.74	-67,656.74	114.45
Retained Earnings	-346,651.20		-225,560.01
Net Income	-100,539.60	-346,651.20	-38,801.89
Total Equity	-$ 89,507.39	-$ 98,578.94	-$ 55,091.07
TOTAL LIABILITIES AND EQUITY	$ 11,890.42	$ 3,252.89	$ 38,404.09

RECAPTURIT INC.
STATEMENT OF OPERATIONS

	Total		
	Recapturit Inc	**Recapturit Inc**	**Recapturit LLC**
	As of Dec 31, 2023	**May 18, 2022 to Dec 31, 2022**	**January 1, 2022 to May 17, 2022**
Income			
Consulting and Webinar Services	829.00		
Referral/ Affiliate Income		90.00	
Sales of Product Delivery & Shipping	33.30		
Sales of Product Income/ Stripe	4,051.49		351.34
Sales of Subscriptions/ Stripe	869.00	395.00	463.00
Stripe Refunds	-903.69		-49.00
Total Income	**$ 4,879.10**	**$ 485.00**	**$ 765.34**
Cost of Goods Sold			
Cost of Goods Sold			
Seller Fees - COGS	3,656.77		304.51
Subcontractor Expense			405.00
Total Cost of Goods Sold	**$ 3,656.77**	**$ 0.00**	**$ 709.51**
Shipping		250.00	
Total Cost of Goods Sold	**$ 3,656.77**	**$ 250.00**	**$ 709.51**
Gross Profit	**$ 1,222.33**	**$ 235.00**	**$ 55.83**
Expenses			
Advertising & marketing	2,488.33	1,636.82	1,026.48
Branding & Marketing Materials		161.45	211.53
Contract Labor - Marketing	50.00	1,693.75	126.03
Promotional Events & Conferences	2,000.00		164.85
Total Advertising & marketing	**$ 4,538.33**	**$ 3,492.02**	**$ 1,528.89**
Bank fees & service charges	424.00	25.00	125.00
Eventbrite Fees	41.36		
Stripe Fees	198.82	4.64	10.76
Total Bank fees & service charges	**$ 664.18**	**$ 29.64**	**$ 135.76**
Business licenses	675.00		
Commissions & fees	3,545.81		
Contract labor - Sales		5,259.86	
General business expenses		325.80	
Handling			276.95
Dues & subscriptions	900.00	901.88	
Total General business expenses	**$ 900.00**	**$ 1,227.68**	**$ 0.00**
Gifts	123.20		
Interest paid		311.78	
Credit card interest	4,685.17	918.43	1,173.13
Total Interest paid	**$ 4,685.17**	**$ 1,230.21**	**$ 1,173.13**

IT Expenses	247.81		100.00		
Contract Labor - Technology	3,304.80		5,510.55		3,000.00
Software & Apps	3,040.02		3,187.07		12,586.16
Amazon Web	764.03		206.33		
Avalara	2,498.37		1,281.01		
Hubspot	9,176.28		3,058.76		
Microsoft	2,392.43		313.86		
Total Software & Apps	$ **17,871.13**	$	**13,657.58**	$	**15,586.16**
Website	452.29		84.50		
Total IT Expenses	$ **21,876.03**	$	**13,742.08**	$	**15,586.16**
Legal & Professional Fees	500.00				
Accounting Fees	8,000.00		5,700.00		4,294.00
Legal Fees	125.00		350.00		13,269.50
Total Legal & Professional Fees	$ **8,625.00**	$	**6,050.00**	$	**17,563.50**
Office expenses	250.08				
Shipping & postage	77.98				276.95
Total Office expenses	$ **328.06**	$	**0.00**	$	**276.95**
Payroll expenses					
Stock-based Compensation Expense	55,060.15		315,729.00		
Total Payroll expenses	$ **55,060.15**	$	**315,729.00**	$	**0.00**
Professional Development	575.44		473.40		22.03
Reimbursed Expenses	26.00				
Reconciliation Discrepancies					2,419.91
Taxes paid			109.22		124.00
Excise tax	272.88		54.48		23.69
Sales Tax Expense					3.86
Total Taxes paid	$ **272.88**	$	**163.70**	$	**151.55**
Total Expenses	$ **101,895.25**	$	**347,397.59**	$	**36,286.42**
Net Operating Income	-$ **100,672.92**	-$	**347,162.59**	-$	**36,230.59**
Other Income					
Credit card rewards	89.11		20.87		
Interest earned	29.16		0.19		0.16
Other Miscellaneous Income	15.05				
Tax Refunds & Credits			490.33		
Total Other Income	$ **133.32**	$	**511.39**	$	**2,571.46**
Net Other Income	$ **133.32**	$	**511.39**	-$	**2,571.30**
Net Income	-$ **100,539.60**	-$	**346,651.20**	-$	**38,801.89**

RECAPTURIT INC.

ReCapturit Inc. Summary Cap Table
As of 12/31/2023 • Generated by John L Harlow (johnharlow@recapturit.com) at 02/01/2024 11:34:12

	Shares Authorized	Shares Issued and Outstanding	Fully Diluted Shares	Fully Diluted Ownership	Cash Raised
Common Stock classes					
Common (CS) Stock	20,000,000	5,143,337	5,143,337	100.000%	$ 420,054.64
Total Common Stock issued and outstanding			5,143,337	100.000%	$ 420,054.64
Preferred Stock classes					
Total Preferred Stock issued and outstanding				.000%	$ -
Convertibles					
Wefunder #1 (SAFE)					$ 54,551.00
Total Convertibles issued					$ 54,551.00
Totals			5,143,337	100.000%	$ 474,605.64

Statement of Cash Flows

	Recapturit Inc	Total Recapturit Inc	Recapturit LLC
	As of Dec 31, 2023	May 18, 2022 to Dec 31, 2022	January 1, 2022 to May 17, 2022
OPERATING ACTIVITIES			
Net Income	-100,539.60	-346,651.20	-39,051.97
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Holding Accounts: Stripe Clearing/ Holding	0.00	0.00	-115.84
Accounts Payable (A/P)	0.00	0.00	250.08
BofA Visa Signature **6249			-594.23
Wells Fargo Visa (1978 - John Harlow)	0.00		
Wells Fargo Visa (4900 - Larry Lamotte)	1,729.88	895.74	
Wells Fargo Visa (7606 - Amber Barbee)	2,080.94	1,000.00	
Loans from Larry LaMotte			28,378.95
State Sales Tax Payable	0.00		
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$ 3,810.82	$ 1,895.74	$ 27,918.96
Net cash provided by operating activities	-$ 96,728.78	-$ 344,755.46	-$ 11,133.01

FINANCING ACTIVITIES

Long-term loans from shareholders: Larry LaMotte BECU Credit Card	-3,218.28	20,465.18	
Long-term loans from shareholders: Larry LaMotte BofA Credit Card	-1,026.56	8,836.98	
Long-term loans from shareholders: Larry LaMotte		70,633.93	
Members Contribution: Member Contribution-Ann Wendell			2,000.00
Members Contribution: Member Contributions- Kat Ralbovsky			1,800.00
Members Contribution: Members Contribution - Lawrence Lamotte			36,060.00
Common stock	55,060.15	315,729.00	
Common stock: We Funder Stock	54,551.00		
Opening balance equity	0.00	-67,656.74	114.45
Net cash provided by financing activities	$ 105,366.31	$ 348,008.35	$ 39,974.45
Net cash increase for period	$ 8,637.53	3,252.89	28,841.44
Cash at beginning of period	3,252.89		9,391.90
Cash at end of period	$ 11,890.42	$ 3,252.89	$ 38,233.34

RECAPTURIT INC.
NOTES TO THE FINANCIAL STATEMENTS
Fiscal Years Ended December 31, 2023 and
2022

1. ORGANIZATION AND PURPOSE

Recapturit Inc. (the "Company"), is a corporation organized under the laws of the State of Delaware. The Company operates an e-commerce marketplace platform and derives revenue from subscriptions, commissions, and consulting.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on a cash basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the cash basis of accounting, revenues are recorded when paid and expenses are recorded at the time liabilities are paid.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

d) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

e) Partial Year Data

Recapturit Inc was formed on May 18, 2022. Financials are included for the period of May 18, 2022 to December 31, 2022. Financials for the period January 1, 2022 to May 17, 2022 are included for reference in records for Recaptured Building Materials Marketplace LLC prior to conversion and incorporation as Recapturit Inc.

3. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.